October 24, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      American Century Avanti Funds, Inc. (the "Registrant")
         CIK No. 0001129272
         Request for Withdrawal of Registration Statement on Form N-1A
         File No. 333-53988 ('33 Act)
         File No. 811-10217 ('40 Act)

Ladies and Gentlemen:

On January 19, 2001, the Registrant, under CIK 0001129272, submitted for filing a registration statement on Form N-1A, which was received and accepted by the
Commission on the same date under the accession number 0001129272-01-000001.
This registration statement was most recently amended on August 24, 2001.

This Form RW is being filed to provide the Registrant with additional time to further refine certain fund policies intended to safeguard the interests of long-term investors. Accordingly, the Registrant hereby requests withdrawal of this registration statement pursuant to Rule 477(a) under the Securities Act of
1933. The Registrant has not sold any securities in connection with this offering. If you have questions, please call me at 816-340-7276.

/s/ Brian L. Brogan
Brian L. Brogan
Assistant Vice President

cc:      Ernest J. C'DeBaca